

June 11, 2012

Anthony Muratore
President and Director
XR Energy, Inc.
373 Smithtown Bypass, Suite 198
Hauppauge, NY 11788

**Re: XR Energy, Inc.
Amendment No. 1 to Form S-1
Filed May 15, 2012
File No. 333-178156**

Dear Mr. Muratore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that you do not intend to engage in any merger, acquisition or business reorganization with any entity. Please revise to include an affirmative statement to make clear that neither the company nor any of its shareholders has any plans to enter into a change of control or similar transaction.

Table of Contents, page 5

2.   Please revise to remove the Part II Information Not Required in Prospectus from your Table of Contents.

Prospectus Summary, page 6

3.   We note you indicate on page 6 that you have 20 customers for which you have procured natural gas. Please revise your disclosure, particularly in the business section, to identify your major customers and the fees and commissions related to each customer. Please also refer to Item 601(b)(10) of Regulation S-K and file any agreements with customers as exhibits or tell us why you are not required to do so.

Plan of Distribution, page 20

4.   We note your response to comment 2 of our letter dated December 20, 2011 and your revised disclosure. We also note your disclosure in the third paragraph on page 20 that "[o]nce a market has been developed for our common stock, the shares may be sold … at market prices prevailing at the time of sale." Please revise your disclosure to disclose that the securities will be offered at a fixed price for the duration of the offering or advise.

Description of Business, page 24

Business, page 25

5.   We note your response to comment 9 of our letter dated December 20, 2011 in which you have revised your disclosure to indicate that you will receive commissions from natural gas providers for each successful client that you refer. Please expand your disclosure to include a more robust discussion of the commissions you will receive, including how the commissions will be calculated. Please also revise to expand your disclosure to indicate whether you have received any commissions to date.

6.   We note you indicate on page 25 that you will receive fees for consulting services. Please revise to expand your disclosure regarding these fees.

7.   We note your response to comment 11 of our letter dated December 20, 2011, in which you have revised your disclosure to indicate that Messrs. Davis, Vicari and Giametta made initial introductions to further your business objectives. Please revise your disclosure to provide more details as to the consulting services provided by these individuals, including the value of services provided and the compensation received by each individual. Please also expand your disclosure to provide more details as to the introductions made.

8.   We note your response to comment 12 of letter dated December 20, 2011 and we reissue our prior comment. Please file your agreement with East Coast Power, LLC as an exhibit. In addition, please revise your disclosure to identify all of the natural gas providers that you have agreements with. Please refer to Item 601(b)(10) of Regulation S-K and file any such agreements as exhibits or tell us why you are not required to do so.

Management's Discussion and Analysis of Financial Condition…, page 29

Plan of Operation, page 30

9.   We note your response to comment 19 of our letter dated December 20, 2011 and we
        reissue our prior comment. Please revise to discuss in greater detail the specifics of your
        oral loan arrangement with your principal officer to cover various expenses, including the
        terms of repayment.

10.   We note you indicate on page 30 that you estimate that you will require a minimum of
        $100,000 in the next 12 months to implement your activities. We further note you
        indicate on page 30 that you believe that you will have insufficient funds to fund your
        expenses over the next 12 months. We note your disclosure that you will attempt to
        obtain financing by the end of the first quarter of 2013. Please revise to disclose whether
        you have identified any potential lenders.

11.   We note your response to comment 20 of our letter dated December 20, 2011 and we
        reissue our prior comment. Please revise to discuss your estimated expenses on page 30
        in greater detail and how you determined such amounts. For example purposes only,
        please explain how you determined you will need $12,000 for office expenses, $30,000
        for salaries, $1,500 for printing and $21,500 for working capital.

Part II- Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 40

12.   We note you indicate that a Form D was not filed by the Company in connection with the
        private offering. If the company was relying upon Regulation D when offering and
        selling the securities, then please file a Form D as required by Regulation D or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at 202-551-3414 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David Lubin
        Via E-mail